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                                                                     EXHIBIT 2.3


                                  May 30, 1997

The Joseph Stevens Group, Inc.
The Joseph Stevens Group, LLC
c/o Mr. Steven Rohrlick
5440 Morehouse Drive
Suite 2000
San Diego, California  92121

         Re: Interim Operating Agreement dated November 11, 1996 among 800 Travel Systems, Inc. ("Travel Systems"), the Joseph Stevens Group, LLC (the "Selling Shareholder") and the Joseph Stevens Group, Inc. (the "Company")(the "Interim Operating Agreement")

Dear Steve:

         The purpose of this letter is to set forth the agreement of the above-referenced parties to supplement the Interim Operating Agreement as follows:

         Specifically, if the merger described in that certain Amended and Restated Agreement and Plan of Merger dated as of November 11, 1996, does not close on or before August 31, 1996 [sic], Travel Systems may terminate the Interim Operating Agreement by giving 60 days' advance written notice thereof to the Selling Shareholder and the Company, whereupon the Interim Operating Agreement shall terminate at midnight (California time) on the 60th day after such written notice is so given (such 60-day period is hereinafter referred to as the "Notice Period"). During the Notice Period, Travel Systems shall pay the expenses of the Business in the ordinary course, subject only to the following:

         (a) The Selling Shareholder shall be responsible for paying, when due, all costs and expenses associated with any additional staffing or personnel needs of the Business that arise at any time during the Notice Period;

         (b) The Selling Shareholder shall be responsible for paying, when due, the wages, salaries and related taxes and expenses associated with the employees described in Section 1 (ii) of the Interim Operating Agreement; and





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The Joseph Stevens Group, Inc.
The Joseph Stevens Group, LLC
July 21, 1997
Page 2


         (c) Travel Systems shall pay on or before August 31, 1997, the telephone bill described on Exhibit A attached hereto.

         Without limiting the generality of the foregoing, the parties agree that the Worldspan debt described on Exhibit B hereto constitutes one of the expenses of the Business that will be paid in the ordinary course by Travel Systems during term of the Notice Period.

         The parties further agree that the March 31, 1997 letter agreement supplementing the Interim Operating Agreement as described therein is null and void and has been superseded in its entirety by the terms and conditions of the Amended and Restated Agreement in Plan of Merger among the parties hereto, dated as of November 11, 1996.

         Except as amended hereby, the parties hereto hereby ratify and confirm the Interim Operating Agreement. Terms used but not defined herein shall have the same meanings as described to them in the Interim Operating Agreement.

         If the foregoing meets with your understanding of our agreement, please sign and date where indicated on behalf of the Selling Shareholder and the Company and return a fully executed copy of this document to me.

                                             Sincerely

                                             800 TRAVEL SYSTEMS, INC.


                                             By: /s/ Mark Mastrini
                                                 ------------------------------
                                                     Its: President
                                                          ---------------------


Agreed to and accepted this
/s/ 30th day of May, 1997.

"Selling Shareholder"

THE JOSEPH STEVENS GROUP, LLC


By: /s/ Joe Elizondo
    -------------------------
     Its: Manager
          -------------------

"Company"

THE JOSEPH STEVENS GROUP, INC.

By: /s/ Steve Rohrlick
    -------------------------
     Its: President
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